650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com
CONFIDENTIAL TREATMENT REQUESTED
BY QUANTENNA COMMUNICATIONS, INC.: QTNA-0002

October 3, 2016

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[CONFIDENTIAL ***]”.

Via EDGAR and Overnight Delivery

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:         Amanda Ravitz
Caleb French
Daniel Morris
Dennis Hult
Kate Tillan
Re:    Quantenna Communications, Inc.
Registration Statement on Form S-1
File No. 333-213871
Ladies and Gentlemen:
On behalf of our client, Quantenna Communications, Inc. (the “Company”), we submit this supplemental letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1, originally submitted confidentially to the Commission on July 13, 2016, as amended (the “Registration Statement”).
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

AUSTIN BEIJING BRUSSELS GEORGETOWN, DE HONG KONG LOS ANGELES NEW YORK
PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

Securities and Exchange Commission
October 3, 2016         CONFIDENTIAL TREATMENT REQUESTED
Page 2     BY QUANTENNA COMMUNICATIONS, INC.: QTNA-0002

We supplementally advise the Staff that, before commencing marketing efforts for the Company’s initial public offering, the Company plans to effect a reverse stock split, pursuant to which each [CONFIDENTIAL ***] shares of its capital stock will be combined into and become one share of capital stock (the “Proposed Stock Split”). We further advise the Staff that, on September 28, 2016, representatives of Morgan Stanley & Co. LLC, the lead underwriter for the Company’s initial public offering, on behalf of the underwriters, advised the Company that, based on then-current market conditions, it anticipated the underwriters would recommend to the Company a preliminary price range of [CONFIDENTIAL ***] per share, before giving effect to the Proposed Stock Split, or [CONFIDENTIAL ***], after giving effect to the Proposed Stock Split (the “Preliminary Price Range”). The determination of the Preliminary Price Range was informed in part by pricing dynamics and indicators that are specific and unique to initial public offerings of technology companies in the current market environment. We advise the Staff that the Company intends to disclose the Preliminary Price Range, as adjusted for the Proposed Stock Split, in the preliminary prospectus to be included in a pre-effective amendment to the Registration Statement (the “Preliminary Prospectus”) that will be filed shortly before it commences marketing efforts for the Company’s initial public offering, which are currently scheduled to begin on or about [CONFIDENTIAL ***]. Moreover, in accordance with C&DI 134.04, we advise the Staff that the Company expects to include a $2.00 price range within this Preliminary Price Range in the Preliminary Prospectus.
We further advise the Staff that, on September 28, 2016, the Company’s Board of Directors granted options (the “Options”) to purchase an aggregate of 3,040,000 shares of the Company’s Common Stock pursuant to its 2016 Equity Incentive Plan. The Company’s Board of Directors determined the exercise price per share for the Options was [CONFIDENTIAL ***], before giving effect to the Proposed Stock Split, or [CONFIDENTIAL ***], after giving effect to the Proposed Stock Split, which is the midpoint of the Preliminary Price Range. The Company intends to disclose the Options in the Preliminary Prospectus.
****

Securities and Exchange Commission
October 3, 2016         CONFIDENTIAL TREATMENT REQUESTED
Page 3     BY QUANTENNA COMMUNICATIONS, INC.: QTNA-0002

Please direct any questions regarding this letter or the Registration Statement to me at (650) 493-9300 or jsheridan@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ John T. Sheridan

John T. Sheridan

cc:    Sam Heidari, Quantenna Communications, Inc.
Tom MacMitchell, Quantenna Communications, Inc.
Arthur F. Schneiderman, Wilson Sonsini Goodrich & Rosati, P.C.
Alan F. Denenberg, Davis Polk & Wardwell LLP